United States securities and exchange commission logo





                          June 14, 2022

       Kermit Harris
       Chief Executive Officer
       Astra Energy, Inc.
       9565 Waples Street, Suite 200
       San Diego, CA 92121

                                                        Re: Astra Energy, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 2, 2022
                                                            File No. 333-263256

       Dear Mr. Harris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Three Months Ended February 28, 2022 Compared to Three Months Ended February 28, 2021,
       page 12

   1. You discuss the increase in business development expense for the six months ended
                                                        February 28, 2022
compared to the six months ended February 28, 2021 rather than the three months ended
February 28, 2022 compared to the three months ended February 28,
                                                        2021. Please revise as
appropriate.
 Kermit Harris
Astra Energy, Inc.
June 14, 2022
Page 2
2. You generated $25,000 of revenues during the three and six months ended February 28,
      2022. Please revise your discussion and analysis to address the nature of such revenues, whether such revenues are expected to recur in future periods and any costs of sales associated with these revenues. In addition, you disclose that you have no current revenue generating operations on pages 4 and 6, please consider revising these disclosures.
Exhibits

3. We note your response to prior comment 1 and reissue such comment. In that regard, we note that the revised fee table in Exhibit 107 regarding the securities being offered is not consistent with your prospectus cover page. For example, you disclose on the cover page that you are offering units consisting of one share of common stock and one warrant to purchase common stock, but it does not appear that you have separately included the units or the warrants in the fee table. Please revise.
4. We note your response to prior comment 11, including your statement that an amended legal opinion has been prepared and filed opining on the items mentioned in the comment.
      However, we reissue such comment as it does not appear that such revisions were made to the legal opinion. Please obtain and file a revised opinion that clearly opines on the legality of the shares of common stock underlying the warrants, and which addresses whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Section II.B.1.f of Staff Legal
      Bulletin No. 19.
5.    We note that Section 13 in the form of warrant agreement filed as Exhibit
99.2 appears to
      include a fee-shifting provision. Please revise your prospectus to disclose such provision, including (1) the types of actions subject to fee-shifting, including whether the registrant intends to apply the provision to claims under the federal securities laws for the current offering, (2) the level of recovery required by the plaintiff to avoid payment, and (3) who is subject to the provision, and who would be allowed to recover. In addition, provide risk factor disclosure that the provision could discourage shareholder lawsuits.
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202)
551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameKermit Harris
                                                            Division of
Corporation Finance
Comapany NameAstra Energy, Inc.
                                                            Office of Energy &
Transportation
June 14, 2022 Page 2
cc:       Carl P. Ranno, Esq.
FirstName LastName